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                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549


                         FORM 12b-25


                                  SEC File Number:   0-11057

                 NOTIFICATION OF LATE FILING

(Check One)  __  Form 10-KSB   __ Form 20-F   __ Form 11-K
_X Form 10-QSB   __ Form N-SAR


          For Period Ended:  June 30, 2000

[  ]   Transition Report on Form 10-K
[  ]   Transition Report on Form 20-F
[  ]   Transition Report on Form 11-K
[  ]   Transition Report on Form 10-Q
[  ]   Transition Report on Form N-SAR
         For the Transition Period
Ended:______________________________

READ ATTACHED INSTRUCTION SHEET BEFORE PREPARING FORM.
PLEASE PRINT OR TYPE

Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

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If the notification relates to a portion of the filing
checked above, identify the Item (s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

Full Name of Registrant:  Vicon Fiber Optics Corp.
                          -----------------------

____________________________________________________________
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
90 Secor Lane
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City, State and Zip Code:  Pelham Manor, New York 10803




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              PART II - RULE 12b-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check the appropriate box)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F,
[X] 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form
          10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25 (c) has been attached if applicable.


                    PART III - NARRATIVE

     State below in reasonable detail the reasons why the Form 10-KSB, 11-K, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed with the prescribed time period:

     Preparation of the information, including the financial statements, in the Form 10-QSB has taken longer than originally anticipated. Hence, the Company will be filing the Form 10-QSB after the scheduled due date.

     The Company is current with respect to all prior
"reporting requirements" and is diligently endeavoring to complete its 10-QSB in as expeditious a manner as possible in light of the circumstances described above.

     The Company, therefore, intends to file its Form 10-QSB for the period ended June 30, 2000 as soon as practicable, but no later than 5 calendar days following the prescribed due date as indicated in Part II (b) of the Form 12b-25.

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                 PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

     Les Wasser                         (914)-738-5006
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        (Name)                     (Area Code) (Telephone Number)

(2)  Have all other periodic reports required under Section
     13 or 15 (d) of the Securities Exchange Act of 1934 or
     Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such reports been filed?
     If answer is no identify report (s).   _x_ Yes  __ No

(3)  Is it anticipated that any significant change in
     results of operations from the corresponding period
     for the last fiscal year will be reflected by the
     earnings statements to be included in the subject
     report or portion thereof?   _x_ Yes  _ _ No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company anticipates a substantial net loss for the current reporting period. It has been determined that approximately $200,000 worth of inventory is defective and the company is reviewing its remaining inventory for valuation purposes. It is expected that this will result in a substantial reduction in inventory valuation, but the amount cannot be quantified at this time.

     VICON FIBER OPTICS CORP. has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date:   August 15, 2000     By: /s/ Les Wasser
                           -----------------------------
                           Les Wasser, Chief Financial Officer